Hightimes Holding Corp.

10990 Wilshire Blvd., Penthouse

Los Angeles, CA 90024

 July 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att: Anne Nguyen Parker, Assistant Director

Office of Transportation and Leisure

Re:	Hightimes Holding Corp.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1 filed June 12, 2018
Post-Qualification Amendment No. 2 filed June 15, 2018
Post-Qualification Amendment No. 3 filed June 26, 2018 Post-Qualification Amendment No. 4 filed July 9, 2018
File No. 024-10794

Dear Ms. Parker:

On behalf of Hightimes Holding Corp., a Delaware corporation (the “Company” or “Hightimes”), I hereby request re-qualification of the above-referenced Offering Statement on Form 1-A POS at 5:00 p.m. Eastern Time on July 19, 2018, or as soon thereafter as is practicable.

In making this request, the Company acknowledges the following:

● should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

● the Company may not assert staff comments or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

HIGHTIMES HOLDING CORP.

By:	/s/ Adam E. Levin
Adam E. Levin Chief Executive Officer

Cc:	NMS Capital Advisors, LLC
CKR Law, LLP
Law Offices of Michelle Geller, Esq.